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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-~~52002~~

52622

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __1-1-07__ AND ENDING __12-31-07__
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Haley Securities, Inc.**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__10703 J St. Suite 102__
(No. and Street)

__Omaha__   __Ne__   __68127__
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Blackman & Associates, PC__
(Name – if individual, state last, first, middle name)

__17445 Arbor St. Ste. 200__   __Omaha__   __Ne__   __68130__
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

_____

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _John E. Haley_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Haley Securities, Inc._ , as of _December 31_ , 20 _07_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

GENERAL NOTARY - State of Nebraska
HEATHER M. SILVA
My Comm Exp. Nov. 20, 2011

John E. Haley
Signature

President
Title

Heather M. Silva
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HALEY SECURITIES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

WITH INDEPENDENT AUDITORS' REPORTS

DECEMBER 31, 2007

BLACKMAN & ASSOCIATES, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

January 31, 2008

Board of Directors and Stockholder
Haley Securities, Inc.
Omaha, Nebraska

We hereby consent to the use of the audited financial statements of Haley Securities, Inc. as of December 31, 2007 and for the year then ended as needed for licensing and other purposes.

Blackman & Associates, P.C.

Blackman & Associates, P.C.

CONTENTS

BLACKMAN & ASSOCIATES, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

Board of Directors and Stockholders
Haley Securities, Inc.
Omaha, Nebraska

We have audited the accompanying balance sheet of Haley Securities, Inc. as of December 31, 2007, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Haley Securities, Inc. as of December 31, 2007, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 9 - 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Blackman & Associates, P. C.

Omaha, Nebraska
January 31, 2008

HALEY SECURITIES, INC.

BALANCE SHEET

December 31, 2007

ASSETS

Current Assets:			
Cash		$	85,593
Savings			128,308
Investment in CD			31,152
Receivable – other (Note D)			470
CRD – Escrow (Note F)			705
Prepaid expenses			15,693
Total Current Assets			261,921
Property, at cost:			
Furniture and equipment	$ 17,858		
Accumulated depreciation	(6,606)		11,252
Total Assets		$	273,173

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:			
Accounts payable		$	4,000
Credit card payable			30
Accrued expenses			727
Total Current Liabilities			4,757
Stockholders' Equity (Note C):			
Common stock; $1 par value;			
10,000 shares authorized;			
1,000 shares issued and outstanding	$ 1,000		
Retained earnings	267,416		268,416
Total Liabilities and Stockholders' Equity		$	273,173

The accompanying notes are an integral part of these financial statements.

HALEY SECURITIES, INC.

STATEMENT OF OPERATIONS

Year Ended December 31, 2007

Revenues:	
Placement fees	$ 1,107,821
Interest income	3,434
Miscellaneous income	35,000
Total Revenues	1,146,255
Operating Expenses:	
Commissions	737,773
Computer services	2,526
Dues & subscriptions	3,467
Employee benefits	4,830
Equipment rental	2,316
Insurance	58,105
Licenses & permits	16,554
Meals and lodging	1,755
Miscellaneous expenses	1,022
Office expenses	5,878.
Printing expenses	22
Salary	183,616
Professional fees	46,682
Rent	12,203
Taxes – payroll	31,464
Taxes – other	1,581
Travel	13,373
Utilities	5,282
Depreciation	1,643
Total Operating Expenses	1,130,092
Net Income	$ 16,163

The accompanying notes are an integral part of these financial statements.

HALEY SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year Ended December 31, 2007

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2006	$ 1,000	$ -	$ 251,253	$ 252,253
Net Income	-	-	16,163	16,163
Balance, December 31, 2007	$ 1,000	$ -	$ 267,416	$ 268,416

The accompanying notes are an integral part of these financial statements.

HALEY SECURITIES, INC.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2007

Cash Flows From Operating Activities:		
Net Income	$	16,163
Adjustment to Reconcile Net Income to Net Cash		
Provided by Operating Activities:		
Non-Cash Items Included in Net Income:		
Depreciation		1,643
Increase in long term investment	(	1,126)
(Increase) Decrease in Operating Assets:		
Receivable - other		32
CRD		1,331
Prepaid expense	(	427)
Increase (Decrease) in Operating Liabilities:		
Accounts payable		5
Accrued expenses		35
Net Cash Provided By Operating Activities		17,656
Cash Flows From Investing Activities:		
Purchase of equipment	(	6,606)
Net Cash (Used) By Investing Activities	(	6,606)
Net Increase in Cash and Cash Equivalents		11,050
Cash and Cash Equivalents, Beginning of Year		202,851
Cash and Cash Equivalents, End of Year	$	213,901
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$	--
Cash paid for taxes	$	--

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2007

NOTE A - ORGANIZATION AND BUSINESS

Haley Securities, Inc. is a Nebraska corporation that operates as a registered broker-dealer and acts as an agent in the sale of real estate interests for limited partnerships in which the Company's stockholders are a partner or manager.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Haley Securities, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who are responsible for their integrity and objectivity.

BASIS OF ACCOUNTING - The Company prepares its financial statements on the accrual basis using generally accepted accounting principles.

ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

PROPERTY AND EQUIPMENT - All property is stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any resulting gain or loss on disposition is reflected in operations. Repairs and maintenance are expensed as incurred; expenditures for additions, improvements and replacements are capitalized. Depreciation expense for the year ended December 31, 2007 was $1,643.

CASH AND CASH EQUIVALENTS - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company had no cash equivalents at December 31, 2007.

INCOME TAXES - The Company elected to be taxed under the provisions of subchapter S of the Internal Revenue Code. The income of the Company is passed through to the individual stockholders who report it on their personal tax return. Therefore, there is no provision or liability for federal or state income taxes reflected in these financial statements.

NOTE C - NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934. This rule requires the Company to maintain net capital of at least $5,000 and is not permitted to exceed a ratio of aggregate indebtedness to net capital of 15 to 1, both as defined in the Rule. At December 31, 2007, the Company had net capital of $240,218, which was $235,218 in excess of its requirement. The Company's ratio of aggregate indebtedness to net capital was .02 to 1 at December 31, 2007.

NOTE D – RELATED PARTY TRANSACTIONS

A shareholder of the Company is affiliated with Haley Associates Limited Partnership through common ownership. Haley Associates Limited Partnership paid commissions to the Company for an equity raise completed in 2007. The commissions paid for the year ended December 31, 2007 were $737,773.

At December 31, 2007, there was an amount receivable from Haley Associates Limited Partnership of $470.

The company rents office space from an entity that is affiliated with a shareholder through common ownership. Total rent paid to that entity was $12,083 during the year ended December 31, 2007. See Note G for future minimum rental commitments.

NOTE E – CONCENTRATIONS

100% of placement fees were generated from a single equity raise completed for Haley Associates Limited Partnership for the year ended December 31, 2007 (See Note D).

NOTE F – RESTRICTED CASH

The CRD - Escrow account contains restricted cash used to pay for new or renewal licensing fees to federal and state agencies.

NOTE G - COMMITMENTS

The Company leases its facility from a related party as discussed in Note D. Future minimum rental commitments under this non-cancelable lease are as follows as of December 31, 2007:

For Year Ending December 31:	
2008	12,083
2009	12,083
2010	12,083
2011	12,083
2012	12,480
Total	$ 60,812

NOTES TO FINANCIAL STATEMENTS - Continued

Year Ended December 31, 2007

NOTE H – EMPLOYEE BENEFIT PLAN

The Company has a qualified 401(k) plan which covers substantially all employees meeting certain eligibility requirements. Participants may contribute a portion of their compensation to the plan, up to the maximum amount permitted under Section 401(k) of the Internal Revenue Code. The Company matches the employee contributions up to 4% of eligible wages. The Company's matching contribution was $2,764 for the year ended December 31, 2007.

NOTE I – CONCENTRATION OF CREDIT RISK

The Company maintains cash balances at one financial institution in Omaha, Nebraska. The Federal Deposit Insurance Corporation insures the balances up to $100,000. At December 31, 2007, the uninsured cash balances totaled $145,053.

SUPPLEMENTARY SCHEDULES

HALEY SECURITIES, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL IN ACCORDANCE WITH RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 31, 2007

Aggregate Indebtedness:		
Total Liabilities		$ 4,757
Total Aggregate Indebtedness		$ 4,757
Net Capital:		
Credit items:		
Common stock	$ 1,000	
Additional paid-in capital	-	
Retained earnings	267,416	$ 268,416
Deduct Nonallowable Assets:		
Property and other assets, net of		
accumulated depreciation and amortization	11,252	
Prepaid expenses and other assets	16,868	
Haircut on securities	78	28,198
Net Capital		$ 240,218
Capital Requirements:		
Minimum dollar requirement		$ 5,000
Net capital exceeding requirements		235,218
Net Capital		$ 240,218
Percentage of Aggregate Indebtedness		
to Net Capital		2.0%

HALEY SECURITIES, INC.

RECONCILIATION OF NET CAPITAL AND AGGREGATE
INDEBTEDNESS PER AUDIT REPORT TO CLIENT'S FOCUS REPORT

December 31, 2007

Aggregate indebtedness per audit report	$	4,757
Aggregate indebtedness per FOCUS Report		4,758
Difference	$	(1)
Net capital per audit report	$	240,218
Net capital per FOCUS Report		240,217
Difference	$	1

HALEY SECURITIES, INC.

INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS

December 31, 2007

This firm claims exemption to SEC Rule 15c3-3 pursuant to subparagraph k2i.

HALEY SECURITIES, INC.

COMPUTATION OF RESERVE REQUIREMENT

December 31, 2007

This firm claims exemption to SEC Rule 15c3-3 pursuant to subparagraph k2i.

BLACKMAN & ASSOCIATES, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors and Stockholders
Haley Securities, Inc.
Omaha, Nebraska

In planning and performing our audit of the financial statements of Haley Securities, Inc. (the Company) as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governers of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles.

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17445 Arbor Street, #200 • Omaha, Nebraska 68130 • Ph (402) 330-1040 • Fax (402) 333-9189

Haley Securities, Inc.
Page Two

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Blackman & Associates, P.C.

Omaha, Nebraska
January 31, 2008

END

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